Exhibit h(4)

VALUE LINE FUNDS

Expense Limitation Agreement

This EXPENSE LIMITATION AGREEMENT, as amended from time to time, is entered, effective as of June 15, 2017, by and among EULAV Asset Management (the “Adviser”), EULAV Securities LLC (the “Distributor”), and each fund identified and from time to time set forth on Schedule A attached hereto (each, a “Fund”).

WHEREAS, each Fund has authorized for issuance two classes of shares of beneficial interest (“shares”), designated the Investor Class and the Institutional Class, which, pursuant to a plan adopted by such Fund pursuant to Rule 18f-3 (“18f-3 Plan”) under the Investment Company Act of 1940, as amended (the “1940 Act”), have certain rights that vary between the classes with respect to distribution fees and certain other fees and expenses which are actually incurred in a different amount by the classes or which relate to a different kind or degree of services provided to the classes (“Class Expenses”);

WHEREAS, each Fund and the Adviser have entered into an investment advisory agreement (the “Advisory Agreement”), pursuant to which the Adviser provides investment advisory services to such Fund, which may be amended from time to time, for compensation based on the value of the average daily net assets of such Fund;

WHEREAS, each Fund on behalf of its Investor Class has adopted a plan in accordance with Rule 12b-1 under the 1940 Act (“12b-1 Plan”), pursuant to which the Distributor engages in marketing and distribution activities on behalf of the Investor Class of such Fund, which may be amended from time to time, for compensation based on the value of the average daily net assets of the Fund attributable to shares of beneficial interest of the Investor Class of such Fund (“12b-1 Fee”);

WHEREAS, each Fund on behalf of each of its classes, has adopted a Sub-Transfer Agency and Servicing Plan (the “Sub-TA Plan”) pursuant to which such Fund pays a fee (“Sub-TA Fee”) from the assets of the applicable class of the Fund to Financial Intermediaries (as defined therein) (or the Distributor who remits the amounts thereof to Financial Intermediaries) for serving as agents of such Fund for the limited purpose of providing certain services to shareholders of the applicable class, which fees are based on the value of the average daily net assets of the Fund attributable to such class of Fund shares;

WHEREAS, the Adviser and the Distributor have voluntarily determined that it is appropriate and in the best interests of each Fund and its shareholders to maintain the expenses of each class, relative to the other class, at a specified level and, have, therefore entered into this Expense Limitation Agreement (the “Agreement”) with each Fund in order to maintain the expense ratio of its Institutional Class relative to the Investor Class at the specified level through the date set forth for such Fund in Schedule A on the terms and conditions set forth herein; and

WHEREAS, each Fund is prepared to repay from the assets of the Institutional Class the amounts reimbursed or waived pursuant to this Agreement by the Adviser and the Distributor, respectively, if the expenses of its Institutional Class, relative to the expenses of its Investor Class, subsequently fall below the specified level on the terms and conditions set forth herein.

NOW THEREFORE, in consideration of the mutual covenants set forth herein and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

1.                  Expense Limitation.

1.1              Applicable Expense Limit. During the Term (as defined in Section 2), the Distributor agrees to waive all or a portion of the Sub-TA Fee identified as attributable to the Institutional Class, and the Adviser agrees to pay or reimburse such other Class Expenses, to the extent necessary so that the total expenses of every character incurred by the applicable class of shares of each Fund (excluding Class Expenses not incurred in the ordinary course of the Fund’s business and non-recurring Class Expenses) (“Operating Expenses”) do not cause the Operating Expenses of the Institutional Class to exceed the Operating Expense Limit (as defined in Section 1.2 below). The parties agree that the Distributor shall waive its receipt of the Sub-TA Fee up to the amount payable to the Distributor under the Sub-TA Plan in such amounts attributable to the Institutional Class of shares of the Fund.

The Adviser agrees that, to the extent Operating Expenses incurred by the Institutional Class of a Fund in any fiscal year during the Term (after application of any waiver of part or all of the Sub-TA Fee payable to the Distributor) exceed the Operating Expense Limit, the excess amount (the “Excess Amount”) shall be the liability of the Adviser and, accordingly, the Adviser shall either make payments to the Institutional Class of such Fund of any and all Excess Amounts or pay such Excess Amounts directly to the appropriate parties. Notwithstanding the foregoing, in accordance with each Fund’s 18f-3 Plan and the 1940 Act, any waiver of fees, or reimbursement of expenses, that are not Class Expenses (i.e., Fund-wide fees and expenses, such as fees payable pursuant to a Fund’s Advisory Agreement) will be allocated proportionately between the Fund’s classes based on relative net assets, such that each class bears the same percentage of Fund-wide fees and expenses.

1.2              Operating Expense Limit. The maximum Operating Expense Limit in any year with respect to the Institutional Class of each Fund shall be an amount equal to the Operating Expenses of the Fund’s Investor Class, less the 12b-1 Fee paid by such Investor Class during the same period (after application of any waiver of part or all of such 12b-1 Fee which is then in effect between the Fund and Distributor), expressed as a percentage of the Fund’s average daily net assets attributable to the applicable class.

1.3              Recoupment. The Distributor shall keep a record of the amount of the Sub-TA Fee waived and the Adviser shall keep a record of Excess Amounts reimbursed pursuant to Section 1.1 hereof for the Institutional Class of each Fund (“Prior Expenses”). Subject to the last sentence of this Section 1.3, if at any future date Operating Expenses of the Institutional Class of a Fund are less than the Operating Expense Limit applicable to the Institutional Class of such Fund, the Adviser and the Distributor shall each be entitled to payment from assets attributable to the Fund’s Institutional Class of the amount of such Prior Expenses, in order of priority as the Adviser and the Distributor shall agree, without interest thereon, except to the extent that such payment will cause Operating Expenses of the Institutional Class of such Fund to exceed the Operating Expense Limit. If Operating Expenses of a Fund subsequently exceed the Operating Expense Limit applicable to such class of such Fund, the recoupment of Prior Expenses shall be suspended. If subsequent recoupment of Prior Expenses shall be resumed to the extent that Operating Expenses do not exceed the Operating Expense Limit, the Operating Expense Limit in Section 1.1 shall (unless previously terminated in accordance with the terms hereof) apply. The Adviser and the Distributor may each seek recoupment only for Prior Expenses waived or paid by it during the three fiscal years immediately prior to the fiscal year in which such recoupment occurs; provided, however, that such Prior Expenses may only be reimbursed hereunder to the extent they were waived or paid after the applicable effective date of this Agreement for a given class. The provisions of this Agreement shall survive the termination of this Agreement to the extent necessary to permit any such reimbursement.

1.4              Limitation of Liability. The obligations of a Fund are not personally binding upon, nor will resort be had to the private property of, any of the directors, trustees, shareholders, officers, employees or agents of such Fund, but only such Fund’s property shall be bound. No Fund is liable for the obligations of any other Fund. The obligations and expenses incurred, contracted for or otherwise existing with respect to a Fund shall be enforced only against the assets of such Fund.

1.5              Method of Computation. To determine the Adviser’s and the Distributor’s obligations hereunder, each month the Operating Expenses attributable to each class of shares of each Fund shall be annualized as of the last day of the month. If the annualized Operating Expenses attributable to the Institutional Class for any month exceed the Operating Expense Limit applicable to such Fund, the Distributor shall waive or reduce its Sub-TA Fee for such month as set forth in Section 1.1, and if necessary the Adviser shall remit an amount to the Institutional Class of shares of such Fund, sufficient to reduce the annualized Operating Expenses of the Institutional Class to an amount no higher than the Operating Expense Limit for such class.

1.6              Year-End Adjustment. If necessary, on or before the last day of the first month of each Fund’s fiscal year, an adjustment payment shall be made with respect to the Institutional Class of such Funds by the appropriate party in order that the amount of the Sub-TA Fee waived or reduced by the Distributor and other payments remitted by the Adviser to the Fund with respect to the previous fiscal year for such class are sufficient to ensure that the Operating Expenses of the Institutional Class do not exceed the Operating Expense Limit applicable to such class of a Fund.

2.                  Term; Termination. The term (“Term”) of the Operating Expense Limit for each Fund under this Agreement shall begin and end on the dates set forth in Schedule A for such Fund. The Term of this Agreement shall be continued from year to year unless the Adviser and the Distributor unanimously agree not to so continue the Term of this Agreement by giving the applicable Fund not less than five (5) days’ prior notice. This Agreement shall terminate automatically with respect to a Fund and to the Adviser or the Distributor upon the termination of such Fund’s Advisory Agreement and the Sub-TA Plan, respectively. Each Fund can terminate this Agreement with respect to itself by giving the other parties not less than five (5) days’ prior written notice of termination; provided, however, that Section 1.3 shall survive any such termination in accordance with its terms.

3.                  Miscellaneous.

3.1              Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

3.2              Interpretation. Nothing herein contained shall be deemed to require a Fund to take any action contrary to such Fund’s charter or bylaws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive such Fund’s Board of Directors of its responsibility for and control of the conduct of the affairs of such Fund.

3.3              Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the advisory fee and Sub-TA Fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of a Fund’s 18f-3 Plan, Advisory Agreement, Sub-TA Plan or the 1940 Act, shall have the same meaning as and be resolved by reference to such Agreement or Plan or the 1940 Act and to interpretations thereof, if any, by the United States Courts or in the absence of any controlling decision of any such Court, by rules, regulations or orders of the Securities and Exchange Commission (“SEC”) issued pursuant to the 1940 Act. In addition, if the effect of a requirement of the 1940 Act reflected in any provision of this Agreement is revised by rule, regulation or order of the SEC, that provision will be deemed to incorporate the effect of that rule, regulation or order. Otherwise the provisions of this Agreement will be interpreted in accordance with the substantive laws of the State of New York.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers as of the day and year first above written.

EULAV Asset Management		EULAV Securities LLC

By:	/s/ Mitchell E. Appel	By:	/s/ Mitchell E. Appel
	Mitchell E. Appel		Mitchell E. Appel
	President		President

Each of the FUNDS from time to time set
forth on Schedule A hereto,

acting severally and not jointly

By: /s/ Mitchell E. Appel_____ _________

Mitchell E. Appel

President and Chief Executive Officer

[Signature Page to Expense Limitation Agreement]

Schedule A

Operating Expense Limits

Fund	Date that Operating Expense Limit Begins	Date that Operating Expense Limit Ends
Value Line Larger Companies Focused Fund, Inc.	March 17, 2016	June 30, 2019
Value Line Income and Growth Fund, Inc.	March 17, 2016	June 30, 2019
Value Line Asset Allocation Fund, Inc.	March 17, 2016	July 31, 2018
Value Line Small Cap Opportunities Fund, Inc.	March 17, 2016	July 31, 2018
Value Line Mid Cap Focused Fund, Inc.	August 11, 2017	June 30, 2019
Value Line Premier Growth Fund, Inc.	August 11, 2017	June 30, 2019